Exhibit 1

Oaktree Capital Management, L.P.

333 S. Grand Avenue, 28th floor

Los Angeles, California 90071

June 3, 2016

Ms. Carol Crenshaw

Mr. Justin C. Dearborn

Mr. David E. Dibble

Mr. Michael W. Ferro, Jr.

Mr. Philip G. Franklin

Mr. Eddy W. Hartenstein

Mr. Richard A. Reck

Dr. Patrick Soon-Shiong

Mr. Donald Tang

c/o Ms. Julie K. Xanders

Executive Vice President, General Counsel & Secretary

Tribune Publishing Company

435 North Michigan Avenue

Chicago, Illinois 60611

Dear Directors of Tribune Publishing Company:

We write to reiterate our belief that you should establish an independent committee with its own independent advisors, free of any influence or affiliation with Mr. Ferro or Mr. Soon-Shiong, to consider Gannett’s proposal and determine Tribune’s response. Your failure to do so thus far evidences gross disregard for your duties to shareholders.

We write also to object yet again to your persistent mischaracterization of our position with respect to the Gannett offer. We believe that an independent committee of the board should engage constructively with Gannett and that if it does so, Gannett may ultimately be willing to increase its current offer of $15 per share. You continue to state that our failure to embrace a purported anonymous offer of $15 per share communicated to us orally by Mr. Ferro, the validity of which we had no ability to assess and only hours to consider, “clearly indicates they agree with the Board that Tribune shares are worth more than Gannett’s proposal.” As we have communicated repeatedly, we do believe that Gannett may be willing to pay more than $15 per share, but only if the board engages constructively. Your suggestion that Oaktree supports the board’s current posture is patently false and misleading.

Lest there be any doubt, however, we would sell our shares at $15 per share – and believe that all shareholders should be afforded the opportunity to do so – if the only alternative is to rely on your continued leadership of the company.

Given the substantial number of shareholders that withheld votes at yesterday’s shareholder meeting, and the shareholder concerns expressed at that meeting, it’s clear that many shareholders share our views.

Very truly yours,

/s/ John B. Frank

John B. Frank

Vice Chairman